CUSIP No.: 784018103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

SCM MICROSYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

784018103

(CUSIP Number)

Mr. Fabien Nestmann

BLUEHILL ID AG

Dufourstrasse 121

St. Galen, Switzerland CH-9001

011-41 44 783 80 43

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 784018103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bluehill ID AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,201,004
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,201,004
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”) of SCM Microsystems, Inc. (the “Issuer”) having its principal executive office at Oskar-Messter-Str. 13, 85737 Ismaning, Germany.

Item 2.	Identity and Background.

Bluehill ID AG (“Bluehill” or the “Reporting Person”) is an investment and holding company organized under the laws of Switzerland and established for investments in the radio frequency identification and security industry. Bluehill was registered on March 26, 2007 in the commercial register of the Canton of St. Gallen in Switzerland under the number CH-320.3.061.004-0 for an unspecified duration. The address of Bluehill’s principal office is Dufourstrasse 121, CH-9001 St. Gallen, Switzerland.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has been party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth in Annex A to this Schedule 13D is the name, residence or business address and present principal occupation or employment of Bluehill’s executive officers and directors, or control persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Item 3.	Source and Amount of Funds or Other Consideration.

The 56,670 shares of Common Stock acquired by Bluehill since the purchases reported on its Amendment No. 2 to Schedule 13D with respect to the Issuer filed on March 30, 2009 (“Amendment No. 2”) were acquired in open market transactions, using Bluehill’s working capital, for an aggregate purchase price of 102,951.82 (EUR). No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4.	Purpose of Transaction.

Bluehill obtained the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Bluehill may dispose of or acquire additional securities of the Issuer. Except as set forth in this Amendment No. 3 to Schedule 13D, Bluehill does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Bluehill has ceased to own beneficially five percent (5%) or more of the Issuer’s outstanding Common Stock and is the holder of record of an aggregate of 1,201,004 shares of Common Stock (the “Shares”), which constitute 4.8% of the Issuer’s outstanding Common Stock, based on the 25,134,985 shares of Common Stock reported as outstanding as of May 8, 2009 on the Issuer’s Form 10-Q as filed with the SEC on May 15, 2009. Bluehill has sole voting and dispositive power with respect to the Shares. As disclosed in Annex A, BlueHill’s Chief Executive Officer and Chairman, Ayman S. Ashour (“Mr. Ashour”) currently holds 104,000 shares of the Issuer’s Common Stock (the “Ashour Shares”). If the Ashour Shares were aggregated with Bluehill’s Shares, the aggregate interest would represent 5.2% of the Issuer’s outstanding Common Stock based on the 25,134,985 shares of Common Stock reported as outstanding as of May 8, 2009 on the Issuer’s Form 10-Q as filed with the SEC on May 15, 2009.

(b) Set forth in Annex A to this Schedule 13D is information relating to the interests of Bluehill’s executive officers and directors, or control persons, in securities of the Issuer.

(c) Bluehill has not engaged in any transaction in any shares of Common Stock subsequent to the transactions reported on Amendment No. 2, except as follows:

Purchaser	Trade Date	No. of Shares	Price per Share*		Where/How Effected
Bluehill	08 April 2009	4,081	7,590.66	(EUR)	Frankfurt Stock Exchange (“FSE”)/open market purchase
Bluehill	09 April 2009	8,000	14,504.00	(EUR)	FSE/open market purchase
Bluehill	13 April 2009	10,000	$17,384.73		Nasdaq/open market purchase
Bluehill	14 April 2009	17,700	32,090.10	(EUR)	FSE/open market purchase
Bluehill	20 April 2009	3,697	$6,894.41		Nasdaq/open market purchase
Bluehill	21 April 2009	3,977	$7,416.57		Nasdaq/open market purchase
Bluehill	22 April 2009	3,225	$5,974.51		Nasdaq/open market purchase
Bluehill	24 April 2009	5,990	$11,096.85		Nasdaq/open market purchase

*	The symbol “$” indicates that the price per Share was denominated in United States Dollars and (EUR) indicates that the price per Shares was denominated in Euros.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009

BLUEHILL ID AG

By:	/s/ Ayman S. Ashour
Ayman S. Ashour
Chief Executive Officer & Chairman

Annex A

The following tables set forth the name, present principal occupation or employment, and citizenship of each director and executive officer of Bluehill ID AG. The business address for each of the named persons is Bluehill ID AG, Dufourstrasse 121, CH-9001, St. Gallen, Switzerland.

Name	Principal Occupation	Citizenship
Ayman S. Ashour	Chief Executive Officer and Chairman, Bluehill ID AG	United States
Werner Vogt	Director of Bluehill ID AG and Chairman of Multicard AG, a wholly-owned subsidiary of Bluehill	Switzerland
Daniel S. Wenzel	Director of Bluehill ID AG	Germany
Melvin C. Denton-Thompson	Chief Financial Officer and Chief Operating Officer Bluehill ID AG	United Kingdom

Mr. Ashour and Mr. Wenzel are members of the Board of Directors of Bluehill Capital Management AG which holds 157,278 shares of Bluehill representing approximately 0.6% of Bluehill.

Mr. Wenzel is a member of the Board of Directors of Mountain Partners AG, Mountain Super Angel AG, and Rosenburg Venture AG which hold 6,031,676, 1,949,363 and 816,084 shares of Bluehill, respectively, representing approximately 23.9%, 7.7% and 3.2% of Bluehill, respectively.

During the past five years, none of Mr. Ashour, Mr. Vogt, Mr. Wenzel or Mr. Thompson has been convicted in a criminal proceeding or has been party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as set forth below, none of Mr. Ashour, Mr. Vogt, Mr. Wenzel or Mr. Thompson is the beneficial owner of any shares of the Issuer.

In September 2003, Mr. Ashour co-founded Hirsch EMEA, Inc. (“Hirsch EMEA”) and served as a director of Hirsch EMEA until December 15, 2008. Mr. Ashour also served as a director of Hirsch Electronics Corporation (“Hirsch Electronics”) until November 17, 2008. In connection with the sale of shares of Hirsch EMEA to Hirsch Electronics, Mr. Ashour acquired 52,000 shares of the common stock of Hirsch Electronics (which are currently held by Newton International Management, LLC). Mr. Ashour may be deemed to be the beneficial owner of the shares held by Newton International Management, LLC. Hirsch Electronics has also issued warrants to acquire 3,000 shares of its common stock to Mr. Ashour as compensation for his services as a director.

On April 30, 2009, the Issuer acquired Hirsch Electronics (the “Merger”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into on December 10, 2008 between the Issuer, Hirsch Electronics and two wholly owned subsidiaries of the Issuer (formed solely for the purposes of effecting the Merger). Pursuant to the Merger Agreement, for each of the approximately 4.7 million Hirsch Electronics shares outstanding as of the effective time of the Merger, Hirsch Electronics stockholders are to receive $3.00 in cash, two shares of the Issuer’s Common Stock, and a warrant to purchase one share of the Issuer’s Common Stock at an exercise price of $3.00 with a five-year term, exercisable for two years following the third anniversary of the Merger’s closing date. In addition, outstanding warrants to purchase shares of Hirsch Electronics’ common stock were converted into warrants to acquire shares of the Issuer’s Common Stock, and outstanding options to purchase shares of Hirsch Electronics’ common stock were cancelled.

The shares of Hirsch Electronics common stock and warrants to purchase Hirsch Electronics common stock held by Mr. Ashour and his affiliate have been converted into shares of the Issuer’s Common Stock and warrants to purchase shares of the Issuer’s Common Stock in connection with the Merger. The warrants to purchase the Issuer’s Common Stock are not exercisable for three years following the Merger and the Ashour Shares are not exercisable with sixty-days as of the date of this filing.

Except as disclosed in the Form 8-K, and the exhibits attached thereto, filed by the Issuer on December 11, 2008, none of Mr. Ashour, Mr. Vogt, Mr. Wenzel or Mr. Thompson is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.